Schedule A

Transactions in the Shares of the Company During the Last 60 Days

The following tables set forth all transactions in the Shares effected in the past sixty days by the Reporting Persons as of the close of business on April 29, 2025. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions. The price reported in the column Price Per Share ($) is a weighted average price. These Shares were purchased in multiple transactions at prices between the price ranges indicated in the column Price Range ($). The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

4/1/2025	135,154	140.011	139.690 - 140.680	*
4/1/2025	101,900	141.082	140.690 - 141.300	*
4/2/2025	85,098	142.580	142.086 - 143.065	*
4/2/2025	44,902	143.441	143.094 - 143.610	*
4/3/2025	34,408	138.981	138.330 - 139.330	*
4/3/2025	57,392	139.781	139.330 - 140.280	*
4/3/2025	9,500	140.904	140.420 - 141.210	*
4/8/2025	(62,462)	131.300	130.810 - 131.800	*
4/8/2025	(53,013)	132.295	131.810 - 132.800	*
4/8/2025	(58,700)	133.386	132.810 - 133.800	*
4/8/2025	(27,200)	134.184	133.810 - 134.760	*
4/8/2025	(48,015)	135.559	134.810 - 135.805	*
4/8/2025	(11,185)	136.225	135.810 - 136.670	*
4/9/2025	(6,900)	133.250	132.940 - 133.663	*
4/22/2025	(135,300)	134.966	134.580 - 135.570	*
4/22/2025	(49,700)	135.913	135.582 - 136.220	*
4/23/2025	(106,486)	135.780	135.555 - 136.470	*
4/24/2025	(71,939)	134.454	133.910 - 134.907	*
4/24/2025	(183,261)	135.332	134.910 - 135.850	*
4/25/2025	(34,407)	134.536	133.980 - 134.970	*
4/25/2025	(4,300)	135.128	134.990 - 135.510	*
4/28/2025	(119,770)	133.339	132.985 - 133.970	*
4/28/2025	(7,996)	134.229	134.000 - 134.510	*
4/29/2025	(73,144)	132.084	131.400 - 132.395	*
4/29/2025	(146,856)	132.826	132.400 - 133.330	*

* Trades executed in Canadian dollars.